UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X         Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                   No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

The Bank of Tokyo-Mitsubishi, Ltd.

The Mitsubishi Trust and Banking Corporation

Mitsubishi Securities Co., Ltd

Completion of Share Acquisition to make Mitsubishi Securities a Directly-owned Subsidiary of MTFG

July 1, 2005— On February 18, 2005 Mitsubishi Tokyo Financial Group, Inc. (MTFG; President & CEO: Nobuo Kuroyanagi) announced its intention to make its core securities company, Mitsubishi Securities Co., Ltd. (Mitsubishi Securities; President: Koichi Kane), a directly-owned subsidiary. Today, MTFG acquired the Mitsubishi Securities shares owned by The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi) and The Mitsubishi Trust and Banking Corporation (MTBC; President: Haruya Uehara) as described below and Mitsubishi Securities became a directly-owned subsidiary of MTFG.

Outline of MTFG acquisition of Mitsubishi Securities shares

Number of shares acquired:	264,213,000 shares*

Acquired from:	The Bank of Tokyo-Mitsubishi, Ltd.	246,969,000 shares

	The Mitsubishi Trust and Banking Corporation	17,244,000 shares

Contract date:	July 1, 2005

Settlement date:	July 1, 2005

Acquisition method:	Over the counter transaction with BTM and MTBC

*	Following this transaction MTFG will hold 264,213,000 shares (55.89%) of the issued shares of Mitsubishi Securities.

*         *         *

Contacts:

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	(03)-3240-9066
The Bank of Tokyo-Mitsubishi, Ltd.	Public Relations Office	(03)-3240-2950
The Mitsubishi Trust and Banking Corporation	Public Relations Section	(03)-6214-6044
Mitsubishi Securities Co., Ltd.	Public Relations Office	(03)-6213-6124